EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months Ended September 30,
	2017	2016
	(Millions)
Net income attributable to Tenneco Inc. *	$139	$318
Add:
Interest expense	54	76
Portion of rental representative of the interest factor	18	16
Income tax expense *	41	3
Noncontrolling interests *	48	48
Amortization of interest capitalized	3	3
Undistributed losses of affiliated companies in which less
than a 50% voting interest is owned	1	—
Earnings as defined *	$304	$464
Interest expense	54	76
Interest capitalized	6	4
Portion of rentals representative of the interest factor	18	16
Fixed charges as defined	$78	$96
Ratio of earnings to fixed charges *	3.90	4.83

* Financial statements for 2016 have been revised for certain immaterial supplier cost reduction payments that Tenneco determined should have been recognized in future periods and for cost of sales expense that should have been accrued in prior periods for substrate liabilities.